SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                            WAVE WIRELESS CORPORATION
                            -------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                    94352W106
                                 --------------
                                 (CUSIP Number)


                                 MARCH 28, 2006
             -------------------------------------------------------
             (Date of event which requires filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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                                                                     Page 2 of 8

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Crescent International Ltd.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) |_|  (b) |X|
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Bermuda
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NUMBER OF       5.   SOLE VOTING POWER
SHARES               3,745,041 (See Item 4)
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY
EACH REPORTING  6.   SHARED VOTING POWER (See Item 4)
PERSON WITH     ----------------------------------------------------------------

7.   SOLE DISPOSITIVE POWER 3,745,041 (See Item 4)
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8.   SHARED DISPOSITIVE POWER (See Item 4)
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5.36%
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.36%
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12.  TYPE OF REPORTING PERSON: CO
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                                                                     Page 3 of 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Cantara (Switzerland) SA
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) |_|  (b) |X|
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Switzerland
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NUMBER OF       5.   SOLE VOTING POWER
SHARES               3,745,041 (See Item 4)
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY
EACH REPORTING  6.   SHARED VOTING POWER (See Item 4)
PERSON WITH     ----------------------------------------------------------------

                7.   SOLE DISPOSITIVE POWER 3,745,041 (See Item 4)
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                8.   SHARED DISPOSITIVE POWER (See Item 4)
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5.36%
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.36%
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12.  TYPE OF REPORTING PERSON: CO
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
                                                                     Page 4 of 8

Item 1(a).  Name of Issuer.
            Wave Wireless Corporation ("Wave Wireless")
Item 1(b).  Address of Issuer's Principal Executive Offices.
            1996 Lundy Avenue
            San Jose, CA 95131
Item 2(a).  Name of Person Filing
            Crescent International Ltd. ("Crescent") and Cantara (Switzerland) SA ("Cantara")
Item 2(b).  Address of Principal Business Office, or if none, Residence.
            Crescent:
            c/o Cantara (Switzerland) SA
            84, Avenue Louis-Casai
            CH 1216 Cointrin, Geneva
            Switzerland
            Cantara:
            84, Avenue Louis-Casai
            CH 1216 Cointrin, Geneva
            Switzerland
Item 2(c).  Citizenship.
            Crescent: Bermuda
            Cantara: Switzerland

Item 2(d).  Title of Class of Securities.
            Common Stock, $0.0001 par value ("Common Stock")

Item 2(e).  CUSIP Number.
            94352W106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
            Not applicable.

Item 4.     Ownership.

      The information contained in Items 5 through 11 on the cover page hereto is incorporated herein by reference. In connection with the merger of WaveRider Communications, Inc. ("WaveRider") into Wave Wireless, Crescent was issued securities of Wave Wireless, including 3,745,041 shares of Common Stock of Wave Wireless, in exchange for securities of WaveRider and Wave Wireless held by Crescent. By holding 3,745,041 shares of Common Stock of Wave Wireless, Crescent beneficially owns 5.36% of the issued and outstanding shares of Common Stock of Wave Wireless, based on 69,817,715 issued and outstanding shares of Common Stock of Wave Wireless, as reported by T. Scott Worthington, Chief Financial Officer of Wave Wireless, to the Reporting Persons on April 6, 2006.

      In addition to 3,745,041 shares of Common Stock of Wave Wireless, Crescent was issued, and currently holds, the following securities of Wave Wireless: (a)
378.1209 shares of Series J Convertible Preferred Stock which is convertible at $0.075 per share into 37,812,089 shares of Common Stock (the "Series J Preferred Stock"); (b) 11,343,638 Series J warrants to purchase Common Stock which are exercisable at $0.12 (the "Series J Warrants"); and (c) 1,171,597 additional warrants to purchase Common Stock which have an exercise price between $0.12 and $0.20 per share (the "Additional Warrants"). However, the Series J Preferred Stock, the Series J Warrants and the Additional Warrants contain a contractual provision blocking the conversion or exercise, as applicable, of the security when Crescent (together with its Affiliates) owns more than 4.99% of the issued and outstanding Common Stock of Wave Wireless, subject to a waiver on not less than 61 days' notice. Therefore, since Crescent currently holds 5.36% of the issued and outstanding shares of Common Stock of Wave Wireless, the Series J Preferred Stock, the Series J Warrants and the Additional Warrants are not currently convertible or exercisable, as applicable, and the underlying shares have not been included in the calculations of beneficial ownership of Crescent or the aggregate number of outstanding shares of Common Stock of Wave Wireless.

      Crescent is a wholly-owned subsidiary of IICG (Bahamas) Limited, a Bahamas corporation residing at Norfolk House, 10 Deveaux Street, Nassau, Bahamas. Cantara serves as the investment manager to Crescent and, as such, has been granted investment discretion over the portfolio of Crescent, including the Common Stock. Currently, Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara, have delegated authority regarding the portfolio management decisions of Crescent with respect to the Common Stock owned by Crescent. Neither of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Brezzi and Taleb-Ibrahimi may be deemed to be the beneficial owners of Common Stock held by Crescent. However, neither of Messrs. Brezzi and Taleb-Ibrahimi has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaim beneficial ownership of such shares of Common Stock.

      For purposes of this statement, the Reporting Persons are reporting that:

      (i) The aggregate amount of Common Stock beneficially owned by the Reporting Persons is 3,745,041 shares.

      (ii) The aggregate percentage of the Common Stock beneficially owned by the Reporting Persons is approximately 5.36%.

      (iii) The aggregate number of shares of Common Stock which the Reporting Persons has sole power to vote or direct the vote of is 3,745,041.

      (iv) The aggregate number of shares of Common Stock which the Reporting Person has sole power to dispose or to direct the disposition of is 3,745,041.

Item 5.     Ownership of Five Percent or Less of a Class.
            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            Not applicable.

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                                                                     Page 6 of 8

Item 9.     Notice of Dissolution of Group.
            Not applicable.

Item 10.    Certification.
            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

Material    Agreement of Joint Filing
to be Filed
as Exhibits.

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                                                                     Page 7 of 8

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date: April 13, 2006

                              CRESCENT INTERNATIONAL LTD.

                              By: Cantara (Switzerland) SA, as Attorney-in-Fact


                              By: /s/ Maxi Brezzi
                                  ------------------------------------
                                  Name:  Maxi Brezzi
                                  Title: Authorized Signatory

                              By: /s/ Bachir Taleb-Ibrahimi
                                  ------------------------------------
                                  Name:  Bachir Taleb-Ibrahimi
                                  Title: Authorized Signatory


                              CANTARA (SWITZERLAND) SA


                              By: /s/ Maxi Brezzi
                                  ------------------------------------
                                  Name:  Maxi Brezzi
                                  Title: Managing Director


                              By: /s/ Bachir Taleb-Ibrahimi
                                  ------------------------------------
                                  Name:  Bachir Taleb-Ibrahimi
                                  Title: Investment Manager

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                                                                     Page 8 of 8

                                                                         EXHIBIT

                            AGREEMENT OF JOINT FILING
                            -------------------------


CRESCENT INTERNATIONAL LTD. and CANTARA (SWITZERLAND) SA agree that the Schedule 13G to which this Agreement is attached, and all future amendments to such Schedule13G, shall be filed on behalf of each of them. This Agreement is intended to satisfy the requirements of Rule 13d-1(k)(1) under the Securities Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be in original, but all of which together shall constitute one and the same instrument.

April 13, 2006

CRESCENT INTERNATIONAL LTD.


By: Cantara (Switzerland) SA, as Attorney-in-Fact


By: /s/ Maxi Brezzi
    -----------------------------------
    Name: Maxi Brezzi
    Title: Authorized Signatory


By: /s/ Bachir Taleb-Ibrahimi
    -----------------------------------
    Name: Bachir Taleb-Ibrahimi
    Title: Authorized Signatory


CANTARA (SWITZERLAND) SA


By: /s/ Maxi Brezzi
    -----------------------------------
    Name: Maxi Brezzi
    Title: Managing Director


By: /s/ Bachir Taleb-Ibrahimi
    -----------------------------------
    Name: Bachir Taleb-Ibrahimi
    Title: Investment Manager